Mail Stop 4561

March 27, 2008

Mr. Robert S. Hekemian
Chairman and Chief Executive Officer
First Real Estate Investment Trust of New Jersey
505 Main Street
Hackensack, NJ 07601

> **Re: First Real Estate Investment Trust of New Jersey**
> **Form 10-K**
> **Filed January 14, 2008**
> **File No. 000-25043**

Dear Mr. Hekemian:

We have reviewed your response letter dated March 14, 2008, and have the following comments. Please respond to our comments within ten business days, or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

Item 10. Directors, Executive Officers and Corporate Governance (incorporated by reference from the proxy statement)

1.   Please revise your disclosure in future filings to note that any person, not just a holder of record or beneficial owner of your shares, may request and will be provided with a copy of your Code of Conduct. We refer you to Item 406(c)(3) of Regulation S-K.

Item 11. Executive Compensation (incorporated by reference to the proxy statement)

2.   In future filings, please provide a footnote to the "Fiscal 2007 Nonqualified Deferred Compensation" table quantifying the extent to which the amounts reported in the contributions and earnings columns are reported as compensation for the current fiscal year in the "Summary Compensation" table. We refer you to the instruction to Item 402(i)(2) of Regulation S-K.

<u>Item 13. Certain Relationships and Related Transactions, Director Independence</u>
<u>(incorporated by reference to the proxy statement)</u>

3.   We note your response to our prior comment 7. Please provide us with an expanded analysis as to why you believe these loans qualify as business loans exempt from Section 13(k) of the Securities Exchange Act of 1934.

<u>Exhibit Index</u>

4.   Please file copies of your Equity Incentive Plan, Deferred Compensation Plan and any agreements documenting loans to related parties or tell us why you believe you are not required to file these documents. We refer you to Item 601(b)(10) of Regulation S-K.

        Please contact Kristina Aberg at (202) 551-3404 or me at (202) 551-3852 with any questions on these comments.

                                        Sincerely,

                                        Michael McTiernan
                                        Special Counsel

cc: John A. Aiello, Esq. (*via facsimile*)